SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                     ______________________

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

          Financial Institutions Insurance Group, Ltd.
                       (Name of Issuer)

             Common Stock, par value $1.00 per share
                (Title of Class of Securities)

                           317588-10-1
                        (CUSIP Number)

         Scott E. Pickens, Esq., Schiff Hardin & Waite,
           7200 Sears Tower, Chicago, Illinois, 60606,
                    Telephone (312) 876-1000

                               and

          Marc Weingarten, Esq., Schulte Roth & Zabel,
            900 Third Ave, New York, New York, 10022
                    Telephone (212) 758-0404
          (Name, address and telephone number of person
        authorized to receive notices and communications)

                         April 12, 1996
     (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [X].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page sha ll not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       PAGE 1 OF 14 PAGES

          This Amendment No. 3 amends and supplements the statement on Schedule 13D dated January 12, 1996 filed, and previously amended, by John A. Dore, Castle Harlan Partners II, L.P., a Delaware limited partnership, Castle Harlan, Inc., a Delaware corporation and John K. Castle relating to the shares of Common Stock, $1.00 par value, issued by Financial Institutions Insurance Group, Ltd., a Delaware corporation. Capitalized terms used herein without definition, if any, have the same meanings as those ascribed to them in the initial filing.



Item 7    Material to be Filed as Exhibits.

          The following documents are exhibits filed herewith:

     1. Signature pages to the Voting Agreement, each of which is dated as of April 12, 1996, among FMC, Holding and each of R. Keith Long, John A. Dore, John B. Zellars, Lonnie L. Steffen, Wilbur Dean Cannon, Herschel Rosenthal, William B. O'Connell, Joseph C. Morris, Dale C. Bottom and John P. Diesel (the "Stockholders") pursuant to which each of the Stockholders agrees to vote his shares of the Common Stock in favor of the merger contemplated by the Merger Agreement.

























                       PAGE 2 OF 14 PAGES

                         Signatures

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  April 22, 1996



                              /s/ John A. Dore
                              John A. Dore


                              Castle Harlan Partners II, L.P.
                              By:  Castle Harlan Inc., its
                              Investment Manager

                                /s/ Jeffry M. Siegal
                              By:   Jeffrey M. Siegal
                              Title:    Managing Director


                              Castle Harlan, Inc.

                                /s/ Jeffrey M. Siegal
                              By:   Jeffrey M. Siegal
                              Title:    Managing Director


                                /s/ John K. Castle
                              John K. Castle
















                       PAGE 3 OF 14 PAGES

                         EXHIBIT INDEX

Exhibit Number      Description of Document
Location of
                                                         Exhibit

     1           Signature page of Voting Agreement,        5
                 each of which is dated as of
                 April 12, 1996 among FIIG Merger Corp.,
                 FIIG Holding Corp. and each of the
                 following persons: R. Keith Long,
                 John A. Dore, John B. Zellars, Lonnie L.
                 Steffen, Wilbur Dean Cannon, Herschel
                 Rosenthal, William B. O'Connell,
                 Joseph C. Morris,Dale C. Bottom and
                 John P. Diesel.






























                       PAGE 4 OF 14 PAGES

SECTION 4.08. Governing Law. This Agreement shall be construed and interpreted according to the laws of the State of New York applicable to contracts made and to be performed wholly within such state.

          SECTION 4.09.  Counterparts.  This Agreement may be
executed in two or more counterparts, each of which shall be deemed an original and each of which shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the Stockholder has duly executed this Agreement.







                                /s/ R. Keith Long
Number of Shares of           Name:  R. Keith Long
Common Stock owned:   398,188



AGREED TO AND ACCEPTED:

FIIG HOLDING CORP.


By:  /s/ Howard Weiss
     Name:  Howard Weiss
     Title: President


FIIG MERGER CORP.


By:  /s/ Howard Weiss
     Name:  Howard Weiss
     Title: President

This is the first of ten similar pages all numbered identically
(different signatures).

          SECTION 4.08.  Governing Law.  This Agreement shall be
construed and interpreted according to the laws of the State of New York applicable to contracts made and to be performed wholly within such state.

          SECTION 4.09.  Counterparts.  This Agreement may be
executed in two or more counterparts, each of which shall be deemed an original and each of which shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the Stockholder has duly executed this Agreement.







                                /s/ John A. Dore
Number of Shares of           Name:   John A. Dore
Common Stock owned:  113,450



AGREED TO AND ACCEPTED:

FIIG HOLDING CORP.


By:  /s/ Howard Weiss
     Name:  Howard Weiss
     Title: President


FIIG MERGER CORP.


By:  /s/ Howard Weiss
     Name:  Howard Weiss
     Title: President

This is the second of ten similar pages all numbered identically
(different signatures).

          SECTION 4.08.  Governing Law.  This Agreement shall be
construed and interpreted according to the laws of the State of New York applicable to contracts made and to be performed wholly within such state.

          SECTION 4.09.  Counterparts.  This Agreement may be
executed in two or more counterparts, each of which shall be deemed an original and each of which shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the Stockholder has duly executed this Agreement.







                                /s/ John B. Zellars
Number of Shares of           Name:  John B. Zellars
Common Stock owned:  54,022



AGREED TO AND ACCEPTED:

FIIG HOLDING CORP.


By:  /s/ Howard Weiss
     Name:  Howard Weiss
     Title: President


FIIG MERGER CORP.


By:  /s/ Howard Weiss
     Name:  Howard Weiss
     Title: President

This is the third of ten similar pages all numbered identically
(different signatures).

          SECTION 4.08.  Governing Law.  This Agreement shall be
construed and interpreted according to the laws of the State of New York applicable to contracts made and to be performed wholly within such state.

          SECTION 4.09.  Counterparts.  This Agreement may be
executed in two or more counterparts, each of which shall be deemed an original and each of which shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the Stockholder has duly executed this Agreement.







                                /s/ Lonnie L. Steffen
Number of Shares of           Name:  Lonnie L. Steffen
Common Stock owned:  33,792



AGREED TO AND ACCEPTED:

FIIG HOLDING CORP.


By:  /s/ Howard Weiss
     Name:  Howard Weiss
     Title: President


FIIG MERGER CORP.


By:  /s/ Howard Weiss
     Name:  Howard Weiss
     Title: President

This is the fourth of ten similar pages all numbered identically
(different signatures).

          SECTION 4.08.  Governing Law.  This Agreement shall be
construed and interpreted according to the laws of the State of New York applicable to contracts made and to be performed wholly within such state.

          SECTION 4.09.  Counterparts.  This Agreement may be
executed in two or more counterparts, each of which shall be deemed an original and each of which shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the Stockholder has duly executed this Agreement.







                                /s/ William Dean Cannon
Number of Shares of           Name:  Wilbur Dean Cannon
Common Stock owned:  24,984



AGREED TO AND ACCEPTED:

FIIG HOLDING CORP.


By:  /s/ Howard Weiss
     Name:  Howard Weiss
     Title: President


FIIG MERGER CORP.


By:  /s/ Howard Weiss
     Name:  Howard Weiss
     Title: President

This is the fifth of ten similar pages all numbered identically
(different signatures).

          SECTION 4.08.  Governing Law.  This Agreement shall be
construed and interpreted according to the laws of the State of New York applicable to contracts made and to be performed wholly within such state.

          SECTION 4.09.  Counterparts.  This Agreement may be
executed in two or more counterparts, each of which shall be deemed an original and each of which shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the Stockholder has duly executed this Agreement.







                                /s/ Herschel Rosenthal
Number of Shares of           Name:  Herschel Rosenthal
Common Stock owned:  19,248



AGREED TO AND ACCEPTED:

FIIG HOLDING CORP.


By:  /s/ Howard Weiss
     Name:  Howard Weiss
     Title: President


FIIG MERGER CORP.


By:  /s/ Howard Weiss
     Name:  Howard Weiss
     Title: President

This is the sixth of ten similar pages all numbered identically
(different signatures).

          SECTION 4.08.  Governing Law.  This Agreement shall be
construed and interpreted according to the laws of the State of New York applicable to contracts made and to be performed wholly within such state.

          SECTION 4.09.  Counterparts.  This Agreement may be
executed in two or more counterparts, each of which shall be deemed an original and each of which shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the Stockholder has duly executed this Agreement.







                                /s/ William B. O'Connell
Number of Shares of           Name:  William B. O'Connell
Common Stock owned:  14,313



AGREED TO AND ACCEPTED:

FIIG HOLDING CORP.


By:  /s/ Howard Weiss
     Name:  Howard Weiss
     Title: President


FIIG MERGER CORP.


By:  /s/ Howard Weiss
     Name:  Howard Weiss
     Title: President

This is the seventh of ten similar pages all numbered identically
(different signatures).

          SECTION 4.08.  Governing Law.  This Agreement shall be
construed and interpreted according to the laws of the State of New York applicable to contracts made and to be performed wholly within such state.

          SECTION 4.09.  Counterparts.  This Agreement may be
executed in two or more counterparts, each of which shall be deemed an original and each of which shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the Stockholder has duly executed this Agreement.







                                /s/ Joseph C. Morris
Number of Shares of           Name:  Joseph C. Morris
Common Stock owned:  13,276



AGREED TO AND ACCEPTED:

FIIG HOLDING CORP.


By:  /s/ Howard Weiss
     Name:  Howard Weiss
     Title: President


FIIG MERGER CORP.


By:  /s/ Howard Weiss
     Name:  Howard Weiss
     Title: President

This is the eighth of ten similar pages all numbered identically
(different signatures).

          SECTION 4.08.  Governing Law.  This Agreement shall be
construed and interpreted according to the laws of the State of New York applicable to contracts made and to be performed wholly within such state.

          SECTION 4.09.  Counterparts.  This Agreement may be
executed in two or more counterparts, each of which shall be deemed an original and each of which shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the Stockholder has duly executed this Agreement.







                                /s/ Dale C. Bottom
Number of Shares of           Name:  Dale C. Bottom
Common Stock owned:  8,823



AGREED TO AND ACCEPTED:

FIIG HOLDING CORP.


By:  /s/ Howard Weiss
     Name:  Howard Weiss
     Title: President


FIIG MERGER CORP.


By:  /s/ Howard Weiss
     Name:  Howard Weiss
     Title: President

This is the ninth of ten similar pages all numbered identically
(different signatures).

          SECTION 4.08.  Governing Law.  This Agreement shall be
construed and interpreted according to the laws of the State of New York applicable to contracts made and to be performed wholly within such state.

          SECTION 4.09.  Counterparts.  This Agreement may be
executed in two or more counterparts, each of which shall be deemed an original and each of which shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the Stockholder has duly executed this Agreement.







                                /s/ John P. Diesel
Number of Shares of           Name:  John P. Diesel
Common Stock owned: 7,200



AGREED TO AND ACCEPTED:

FIIG HOLDING CORP.


By:  /s/ Howard Weiss
     Name:  Howard Weiss
     Title: President


FIIG MERGER CORP.


By:  /s/ Howard Weiss
     Name:  Howard Weiss
     Title: President